

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2014

Via E-mail
Dr. Eric Leire
Chief Executive Officer
DanDrit Biotech USA, Inc.
P.O. Box 189
Randolph, VT 05060

> **Re:** **DanDrit Biotech USA, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **File No. 333-193965**

Dear Dr. Leire:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the years ended December 31, 2013 and December 31, 2012
Expenses, page 32

1. Refer to your response to our prior comment 4. Please reverse the order of the amounts for 2013 and 2012 in your discussion for consulting expenses to appropriately match amounts with the respective year. Also, expand the last sentence of the discussion to explain what you mean by "prepare the Danish subsidiary."

Our Business
Our Proposed Clinical Trial, page 36

2. We note your disclosure on page 36 that you plan to file an IND application with the FDA by the end of 2014. Please also disclose when you plan to begin enrolling patients

Dr. Eric Leire
DanDrit Biotech USA, Inc.
July 21, 2014
Page 2

for your Phase IIb/III trial in stage IV colorectal cancer. In your response to this and our other comments, please indicate in the response itself how the revisions you make comply with the comment.

3. Please explain to the lay reader the meaning of an "adaptive seamless" clinical trial.

Clinical Trials Data and Product Approvals, page 42

4. We note your revised disclosure in this amendment that "both of the CRC trials and the NSCLC trial were all investigator-initiated and DanDrit was neither sponsor nor investigator in either case." Please amend your registration statement to identify the investigator(s) and sponsor(s). Additionally, please delete all references throughout the filing that state that you have conducted clinical trials. For example, you state in a risk factor on page 11 "[w]e have conducted…one or more of our clinical trials outside of the United States" and you make similar claims in Management's Discussion and Analysis of Financial Condition and Results of Operations.

5. Where you state on pages 42 and 45 that DanDrit participated in the MCV clinical trials of CRC and MCRC, respectively, at the University Hospital of Copenhagen, please clarify the precise manner and extent of the company's participation.

6. Please explain the relationship, if any, of DanDrit to the investigators and sponsors of the original CRC and NSCLC studies. In addition, explain why DanDrit, as a participant in these studies, is unable to access the clinical data and discuss the company's efforts, if any, to obtain such data. In your revised disclosure, please makes clear the chronology of events in the development and testing of MCV and the point at which DanDrit's involvement began. If DanDrit acquired any third-party rights or property in order to develop and market the drug, please specify this as well.

7. Given the fact that DanDrit did not sponsor any of the clinical trials discussed in your prospectus, and the extent of your involvement in these trials is unclear, please discuss how this may negatively impact your eventual application for marketing approval, including whether you are able and if you intend to present the results of the CRC trials and the NSCLC trials to the FDA.

8. We note your response to our prior comment 6. However, you have not provided any revised disclosure in response to the comment regarding the CRC Denmark clinical trial. You state on page 43 that "there was a significantly lower [SF-36 questionnaire] score towards the end of the [CRC Denmark] study concerning 'general health perception' (p=0.006) and 'vitality' (p=0.011). The p-values indicate that these results were statistically significant and therefore likely non-random. If, as you state on page 44, lower scores on the SF-36 Global Health Score questionnaire reflect more, rather than less, disability, please provide the raw SF-36 scores to which you refer, specify precisely when these scores were observed during the study and explain what, if any, conclusions

or inferences can be drawn from these results.

9. In your discussion of the CRC trial in Denmark, you state on page 44 that "DanDrit used the SF-36 Global Health Score questionnaire to evaluate patients' quality of life…" In your discussion of the NSCLC trial in Denmark, you state that "DanDrit designed the trial as an open-label, phase II clinical study." In light of your revised disclosure that you did not sponsor any of the discussed clinical trials and that you do not have access to the original data for the trials, please ensure that information regarding your participation in each clinical trial, including but not limited to your role in designing the trials, is accurate.

Colorectal Cancer (CRC) in Singapore, page 46

10. Please define the term "t-test" and explain its role in determining statistical results. Please also explain, in layman's terms, the meaning of "comparing baseline with each time point."

11. Please define the term "Bonferroni correction" and explain how this would have affected the global health score.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Dr. Eric Leire
DanDrit Biotech USA, Inc.
July 21, 2014
Page 4

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3705 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        David N. Feldman
        Richardson & Patel LLP
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